SKADDEN, ARPS, SLATE, MEAGHER & FLOM
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CHI T. STEVE KWOK *	TEL: (852) 3740-4700	HOUSTON
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PALOMA P. WANG		WILMINGTON
♦(ALSO ADMITTED IN ENGLAND & WALES)		-----------
*(ALSO ADMITTED IN NEW YORK)		BEIJING
BRUSSELS
REGISTERED FOREIGN LAWYER		FRANKFURT
Z. JULIE GAO (CALIFORNIA)		LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
	August 13, 2019	TORONTO

VIA EDGAR

Mr. Michael Clampitt, Senior Counsel

Mr. Christopher Dunham, Staff Attorney

Mr. John P. Nolan, Senior Assistant Chief Accountant

Mr. David Irving, Staff Accountant

Division of Corporation Finance
Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 9F Inc. (CIK No. 0001619544)

Response to the Staff’s Comments on Amendment No. 2 to Registration Statement on Form F-1 Filed on August 8, 2019 and Amendment No. 3 to Registration Statement on Form F-1 Filed on August 12, 2019

Dear Mr. Irving, Mr. Nolan, Mr. Clampitt and Mr. Dunham:

On behalf of our client, 9F Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 12, 2019.

Concurrently with the submission of this letter, the Company is filing herewith amendment No. 4 to the registration statement on Form F-1 (the “Registration Statement”) and certain exhibit via EDGAR with the Securities and Exchange Commission.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on August 12, 2019.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Form F-1 filed August 8, 2019

Cover Page

1.              Please revise or provide us with your calculation for Mr. Sun’s voting power after the offering. Please also revise to quantify the aggregate voting power of public investors in this offering. Make corresponding revisions throughout your prospectus.

The Company respectfully advises the Staff that Mr. Sun’s voting power was calculated as follows, assuming the underwriters do not exercise their over-allotment option: (i) a total amount of 331,968,800 votes beneficially owned by Mr. Sun after the offering, being the sum of (x) 11,228,800 votes represented by 11,228,800 Class A ordinary shares Mr. Sun may purchase upon exercise of options within 60 days of the date of the prospectus through Nine F Capital Limited, and (y) 320,740,000 votes represented by 64,148,000 Class B ordinary shares Mr. Sun will beneficially own after this offering through Nine F Capital Limited; divided by (ii) a total amount of 472,934,400 votes beneficially owned by all shareholders of the Company, including investors in this offering, after this offering, being the sum of (x) 126,893,600 votes represented by 126,893,600 Class A ordinary shares issued and outstanding after this offering, (y) 334,812,000 votes represented by 66,962,400 Class B ordinary shares issued and outstanding after this offering and (z) 11,228,800 votes represented by 11,228,800 Class A ordinary shares Mr. Sun may purchase upon exercise of options within 60 days of the date of the prospectus through Nine F Capital Limited.  If the underwriters exercise their over-allotment option in full, the total amount of the votes beneficially owned by all shareholders of the Company, including investors in this offering, shall be 474,269,400, being the sum of (x) 128,228,600 votes represented by 128,228,600 Class A ordinary shares issued and outstanding after this offering, (y) 334,812,000 votes represented by 66,962,400 Class B ordinary shares issued and outstanding after this offering and (z) 11,228,800 votes represented by 11,228,800 Class A ordinary shares Mr. Sun may purchase upon exercise of options within 60 days of the date of the prospectus.  Based on the numbers above, Mr. Lei Sun will beneficially own an aggregate of 75,376,800 ordinary shares with a total of 331,968,800 votes, representing in aggregate 70.2% of our total voting power, if the underwriters do not exercise their over-allotment option, or 70.0% of the Company’s  total voting power if the underwriters exercise their over-allotment option in full.

In response to the Staff’s comment, the Company has also revised the referenced disclosure on the front cover and pages 11, 14, 59, 109 and 251 of the Registration Statement.  The Company also more prominently disclosed the number of its outstanding Class A and Class B ordinary shares after this offering on the cover page and pages 14, 17, and 251 of the Registration Statement.

Dilution, page 104

2.              We note your revisions to the dilution table as well as the comparison of consideration paid by new investors and existing shareholders. Please further revise to disclose the volume weighted average exercise price of your outstanding options.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 104 and 105 of the Registration Statement by disclosing the volume weighted average exercise price of the outstanding options, as well as disclosing the impact resulting from the exercise of outstanding options at such price.

Amendment No. 3 to Form F-1 filed August 12, 2019

Cover Page

3.              We note your revised disclosure that “several” investors have each individually indicated an interest in purchasing over 5% of ADSs in this offering, and that two of these investors have indicated an interest in purchasing “an aggregate of up to US$75 million worth of ADSs.” Please provide us with your basis for including this disclosure on your cover page pursuant to Item 501(b) of Regulation S-K. Please also revise pages 18, 85 and 287 to quantify the number of investors that have indicated an interest in purchasing over 5% of the ADSs in this offering, the individual amounts indicated for the two investors referenced, and to clarify whether any such investors are affiliated with you, your directors or officers. Please also tell us how you received these indications of interest as you do not appear to have provided any written communications to date in response to comment 1 in our October 24, 2018 comment letter.

The Company notes that the referenced disclosure is not required under Item 501(b) of Regulation S-K.  However, as a matter of prudence, the Company includes the referenced disclosure on the cover page to inform investors of the potential concentration of investors in the offering.

In response to the Staff’s comments, the Company revised the disclosure on the cover page and on pages 18, 85, 86, and 287 of the Registration Statement to quantify the number of investors that have indicated interests in purchasing over 5% of the ADSs in this offering, and disclosed the individual amounts indicated for the two investors referenced, and disclosed that these investors are not affiliated with the Company, nor are these investors affiliated with the directors and officers of the Company.

The Company respectfully advises the Staff that the Company met with, and engaged in oral communication with these investors in testing-the-water meetings in reliance on Section 5(d) of the Securities Act.  The investors indicated their interests to purchase ADSs through oral communications with the underwriters for the offering. The Company will provide the Staff supplementally, under separate cover, a copy of the written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) that had been presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Lei Sun, Chairman of the Board of Directors and CEO, 9F Inc.

Yanjun Lin, CFO and Director, 9F Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP